August 25, 2010 By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention: David L. Orlic

Re:   Tangoe, Inc.
Registration Statement on Form S-1
File No. 333-166123

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).  Amendment No. 3 is being filed in response to comments contained in a letter, dated August 10, 2010 (the “Letter”), from David L. Orlic of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Albert R. Subbloie, Jr., the Company’s President and Chief Executive Officer.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

General

1.             You do not appear to have revised the graphic depictions in your document to fully address the concerns expressed in prior comment 1.  For instance, the graphics still appear to contain depictions of products you do not offer, and the meaning of the circular charts and information flows is not clear.  These graphic depictions do not appear to comply with the plain English rules.  Please revise your graphics in response to these concerns and the guidance noted in our prior comments.

Response:             In response to the Staff’s comment, the Company has removed the graphic formerly set forth on the inside front cover of the prospectus contained within the Registration Statement (the “Prospectus”) and moved the graphic from the inside back cover of the Prospectus to the inside front cover of the Prospectus.

Use of Proceeds, page 29

2.             We note your revisions on page 29, which now indicate that the revolving credit facility matures on June 30, 2011.  However, pursuant to your disclosures in Note 9 it appears that this credit facility matures on June 30, 2010.  Please explain this inconsistency or revise your disclosures accordingly.

Response:             In response to the Staff’s comment, the Company advises the Staff that the Company has included in Amendment No. 3 financial statements and accompanying notes reflecting the periods up to and including June 30, 2010 that reflect the extension of the revolving credit facility in June 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.             We note your response to prior comment 8 provides an analysis and conclusion that the calculation of future contractual orders believed to be firm would not be a meaningful indicator of the future performance of the business.  However, your disclosures still appear to lack insight into management’s expectations for the future in terms of new business, customer retention, and financial results.  As referred to before Section III.B.1 of SEC Release No. 33-8350 provides additional guidance on identifying and addressing key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of the company.  In this regard we note from your response that management derives revenue projections based on reviews of revenue on a customer-by-customer basis, anticipated retention of existing customer relationships and the amount and timing of new customer relationships.  Please tell us your consideration to include a discussion of these factors which management uses in evaluating your prospective business as well as expanding your current disclosures to include a discussion regarding the impact of such factors on your historical and projected results of operations.

Response:             The Company has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

4.             We note the disclosure you added regarding deferred revenue on page 41.  Please tell us what portion of the amount relates to the implementation fees and your consideration of disclosing that information.

Response:             The Company has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

Business, page 78

5.             We refer to your response to prior comment 11.  Given that Traq Wireless, Inc. and Tangoe EU, B.V. are your wholly-owned subsidiaries, it is unclear how you reached the conclusion that you are not required to provide the information set forth in Item 101(a) of Regulation S-K with respect to these entities, given that Item 101(a) is applicable to subsidiaries.  Please provide your analysis, or revise your disclosure.

Response:             In response to the Staff’s comment, the Company advises the Staff that Traq Wireless, Inc. was merged into the Company on July 30, 2010 and is no longer in existence and that, consequently, the Company believes that providing disclosure with respect to the development of the business of this entity that is separate from the disclosure provided in the Registration Statement regarding the development of the business of the Company would be confusing to investors.  Furthermore, the Company advises the Staff that following the acquisition of Traq Wireless, Inc. by the Company in March 2007, the two companies were managed as a single business by the management of the Company and that the Company accordingly believes that the disclosure provided in the Registration Statement with respect to the development of the business of the Company, which includes discussion of the functionality of the Company’s products that was contributed to by Traq Wireless, Inc., more accurately describes the development of the consolidated businesses of the two companies than would separate discussions of the development of the two businesses.  The Company believes that providing such separate discussions of the two businesses would be confusing and misleading to investors, as it would reflect an artificial division between the businesses of the two entities that did not exist in the actual conduct of their business operations.

With respect to Tangoe EU, B.V., the Company advises the Staff that, while the Company has formed Tangoe EU, B.V. for purposes of its planned European operations, Tangoe EU, B.V. has not had any material operations to date nor billed or collected any revenue; consequently, the Company believes that the business of Tangoe EU, B.V. is immaterial to the business of the Company and that disclosure with respect to the development of the business of this entity is unnecessary.

Executive Compensation

Components of Our Executive Compensation Program

Equity Incentive Awards, page 110

6.             We refer to prior comment 13 and your related revisions.  You state that your compensation committee and board assessed your overall corporate performance in a

“subjective fashion ... without specifically evaluating any such metric against any target or forecast and without assigning a fixed weighting to any such metric.”  It remains unclear, however, how you determined the amount of equity incentive awards in light of your corporate performance.  See Items 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.  Please advise.

Response:             The Company has revised the disclosure on pages 112 and 113 of the Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Polices

Revenue Recognition, page F-8

7.             We note your response to our previous comment 14 and the revised disclosures in which you state that the company’s policy is to recognize implementation fee revenues over the estimated expected life of the customer relationship, which you determined to be twice the contract life.  Please further explain the basis for your conclusions.  In this regard, tell us what percentages of your initial subscriptions were for 36 months and what percentage of these customers actually renewed their contracts since you began offering subscription agreements in 2006.  Also, tell us how you determined that the renewal rate on your 36-month contracts provided sufficient evidence to support the estimated lives for your longer term contracts.

Response:             In response to the Staff’s comment, the Company advises the Staff that from 2005 through 2008, 65% of initial subscriptions were for 36 months.  The percentage of these customers who renewed their contracts was 92%.  The Company also references guidance in ASC 605-10-S99-1 which states “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee”.  The Company concluded that, with the high percentage of renewals of these customers, it would be more appropriate to amortize implementation fees over the longer period of the estimated life of the customer relationship.  The Company will continue to evaluate the percentage of customer renewals as more renewal information becomes available.

Note 13.  Stockholders’ Deficit

Common Stock, page F-29

8.             We note your response to our previous comment 17 and your reference to ASC 718-20-35-7, which typically applies to the repurchase of equity awards.  Please clarify for us whether the shares repurchased from employees were issued as a result of exercising options immediately prior to the repurchase and whether this is why you have cited the guidance in ASC 718 to support your accounting.  In this regard, we note that a significant number of stock options were exercised in fiscal 2008.  If your employee share repurchases did not result from the exercise of stock options, then explain further why you believe ASC 718 is the applicable guidance.

Response:             In response to the Staff’s comment, the Company advises the Staff that the shares repurchased from employees were a combination of equity acquired through the exercise of compensatory stock option awards (16%) and equity issued in connection with earlier acquisitions and the founding of the company (84%).  In both instances, the Company felt that it was appropriate to charge the excess over the fair value of equity instruments repurchased to compensation expense.  ASC 718-20-35-7 clearly applies to the repurchase of equity awards, and the Company also references guidance in ASC 505-30-30-3 in determining the accounting treatment for the remaining repurchased equity.  ASC 505-30-30-3 states “The price paid in excess of the amount accounted for as the cost of treasury shares shall be attributed to the other elements of the transaction and accounted for according to their substance.”  The substance of the equity repurchased was compensatory in nature, so the Company charged the excess over the fair value of equity instruments repurchased to compensation expense.  The Company also advises the Staff that the repurchases were a requirement of the lead investor in an equity financing that the Company completed at the same time.  The Company has no future plans to repurchase equity acquired through the exercising of compensatory stock option awards.

Preferred Stock and Common Stock Warrants, F-34

9.             We note your response to prior comment 19 as well as your response to comment 45 in your letter dated May 27, 2010, however, as previously requested you have not yet provided the specific guidance you applied in accounting for the IBM warrants that are exercisable upon the achievement of certain performance conditions.  Your disclosures on page F-34 indicate that at December 31, 2009 the company determined it was probable that IBM would reach certain of the billing thresholds to have an additional 3.3 million shares of common stock become exercisable.  Please tell us the basis for such conclusions.  In your response, describe the terms and the billing thresholds that must be met in order for the warrants to become exercisable.  Also, tell us how you measured such awards pursuant to the guidance in ASC 505-50-30-25 and provide your calculations that support the amount of costs recognized for each period presented.

Response:             In response to the Staff’s comment, the Company advises the Staff that on April 16, 2010 the Company submitted a confidential treatment application to the Staff with respect to the specified billing thresholds and corresponding share amounts contained in the IBM warrant.  The confidential treatment application contained an unredacted version of the IBM warrant for the Staff’s review.

The Company has referenced ASC 505-50-30-25, with further reference to ASC 505-50-55-32, in measuring the fair value of the IBM warrant.  The Company will continue to mark to market the fair value of the IBM warrant as of each financial reporting date required until the additional shares of common stock underlying the warrant have been earned and vest, at which time the fair value of the warrant will be adjusted for the last time to its then-current fair value.  The Company also advises the Staff that the Company referenced guidance in ASC 605-50-25-10 which states  “A rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period shall be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it shall be recognized as the milestones are achieved.”  While, in this instance, the Company issued warrants and not cash, the Company believes that, because of its ability to estimate future sales from the IBM agreement, the accounting treatment should be similar.  The Company further references ASC 605-50-55-96, which provides an example of an agreement, which is very similar to the strategic relationship agreement between the Company and IBM, and the accounting for such agreement.  The Company has calculated the fair value of the shares underlying the IBM warrant that have been earned and the shares underlying the warrant that the Company deemed probable of being earned using the Black-Scholes valuation model.  The fair value of the shares underlying the warrant are recognized as contra-revenue on a quarterly basis on a systematic and rational allocation percentage based on actual billings to date divided by the estimated total billings expected over the life of the customer relationship.  As of June 30, 2010, the Company’s actual billings related to the strategic relationship agreement with IBM were comparable to the billing projections used by the Company to determine that it was probable that certain billing thresholds would be met to earn the additional 3,335,616 shares of common stock.

***

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Philip P. Rossetti of this firm at (617) 526-6439.

Very truly yours,

/s/ Jeffrey A. Munsie

Jeffrey A. Munsie

cc:	Albert R. Subbloie, Jr.
Philip P. Rossetti, Esq.